Exhibit 6.26

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE THAT THE ISSUER TREATS AS PRIVATE OR CONFIDENTIAL

CONSULTING AGREEMENT

BETWEEN:

MODERN MINING TECHNOLOGY CORP., a company incorporated pursuant to the laws of British Columbia with an office for mailing at 1055 West Georgia Street, Suite 1500, Vancouver, British Columbia V6E 4N7, Canada

(the “Company”)

AND:

SVK METRIX INC., a company incorporated under the laws of British Columbia with an office address at [****]

(the “Consultant”)

AND:

KULJIT BASI, an individual residing at [****]

(the “Principal”)

(collectively the “Parties”)

WHEREAS:

A.	The Company is looking to engage the Consultant, to provide management consulting services to the Company;

B.	The Consultant has agreed to such engagement, on a contract for service basis on the terms set out in this Agreement; and

C.	The Company expects to complete a direct listing of the Company to a recognized North American stock exchange, initial public offering, business combination, reverse merger into a public company or other transaction that results in the Company’s securities or a derivative thereof being listed on a recognized North American stock exchange (a “Going Public Transaction”).

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the mutual covenants and agreements hereinafter contained, and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by all parties) the parties agree as follows:

1.	Engagement and Term

1.1.	The Company agrees to engage the Consultant to provide consulting services to the Company in the position of full-time Chief Executive Officer of the Company pursuant to the terms and conditions described in this Agreement, and the Consultant hereby accepts and agrees to such engagement. The Parties acknowledge and agree that in such role the Consultant may also provide services to the Company’s subsidiaries and affiliates from time to time.

1.2.	The Consultant’s engagement under this Agreement shall commence effective upon the completion of a Going Public Transaction and end upon termination of this Agreement in accordance with the termination provisions of this Agreement (the “Term”).

2.	Position and Services

2.1.	During the term of the Agreement, the Consultant will provide consulting services to the Company as set out in Schedule “A” to this Agreement (the “Services”), and such other services as requested by the Company from time to time.

2.2.	The Consultant represents that the Consultant will devote the Consultant's best efforts, skills and attention to the performance of the Services in accordance with reasonable standards of work required for such services.

2.3.	The Consultant represents that the Consultant and the Principal have the required qualifications, skills and experience to provide the Services and will comply with all applicable statutes and regulations and the lawful requirements and directions of any governmental authority having jurisdiction with respect to the Services.

2.4.	The Consultant represents and warrants that the Consultant is not subject to any contractual or other restriction or obligation that will in any manner limit the Consultant's obligations under this Agreement or continuing obligations to any person (a) with respect to any work product in any way related to the Services and other company business that exists as of the date of this Agreement.

2.5.	The Company acknowledges that the covenants set forth in this Agreement will not in any way preclude the Consultant from engaging in a lawful profession, trade or business of any kind or from becoming gainfully employed or retained, and furthermore, that during the term of this Agreement, the Company agrees that the Consultant is not bound exclusively to the Company, and may provide similar services to other public or private companies of the Consultant 's choice, provided such services do not interfere with the Consultant’s full-time duties to the Company. Consultant shall disclose all current engagements that might reasonably be expected to present a conflict of interest with its duties to the Company, and agrees to promptly disclose any new engagement that might reasonably be expected to present a conflict of interest with its duties to the Company.

2.6.	The Consultant is permitted to sit on boards of other companies, provided that doing so does not interfere or conflict with the Consultant’s obligations under this Agreement, and provided that the Consultant provides notification to the Company.

2.7.	The Consultant acknowledges and agrees that the ongoing engagement under this Agreement is conditional upon the Consultant receiving and maintaining throughout the term of this Agreement all required regulatory and governmental licenses and approvals, as applicable.

3.	Performance

3.1.	The Consultant will carry out all lawful instructions and directions from time to time given to the Consultant by the Company in respect of performance of the Services.

4.	Reporting Procedures

4.1.	The Consultant will report to the Company’s board of directors (the “Board”).

5.	Nature of Engagement

5.1.	This is a contract for services. The Consultant acknowledges and agrees to provide the Services to the Company as an independent contractor and not as an employee, agent or partner of the Company. Nothing in this Agreement or in the conduct of the Parties in relation to this Agreement shall be deemed or construed as creating any relationship (whether as employer/employee, agency, joint venture, association or partnership) except as expressly agreed in this Agreement. The Consultant assumes full responsibility and liability for the payment of any taxes due on money received by the Consultant hereunder.

5.2.	The Parties acknowledge that the Principal is the directing mind of the Consultant and is integral to the successful performance of the Services. Services provided under this Agreement are to be performed exclusively by the Principal.

6.	Assignment and Subcontracting

6.1.	The Consultant shall not assign or subcontract any of its rights or obligations under this Agreement without the express written agreement of the Company.

7.	Compensation

7.1.	Fees. During the Term of the Agreement, the Company will pay the Consultant a yearly fee of US$440,000 (the “Fee”), plus any applicable taxes.

7.2.	Additional Fee: The Consultant will be entitled to an additional fee of at least 50% of the Fee, subject to certain key performance indicators and targets set by the Board and communicated to the Consultant from time to time.

7.3.	Incentive Plans: The Consultant will be entitled to participate in all equity incentive compensation plans the Company has in place from time to time (the “Plans”). The Consultant’s participation in the Plans will be determined at the sole discretion of the Board and any grants will be made pursuant to and in accordance with the Plans and applicable securities laws. In addition to any other grants the Company may award to the Consultant from time to time, subject to the approval of the Board, and if necessary, the shareholders of the Company, the Company shall make a grant of 2,340,000 equity awards, with each equity award representing either a restricted share unit or other equivalent awards (“Awards”), to the Consultant at the time of the first grant of equity awards to Company personnel under the Plan in place at the time (for greater certainty, the Consultant acknowledges such Awards may be granted outside the existing Plan and require the approval of the shareholders to ratify such grant). The vesting of the Awards shall be subject to performance metrics to be determined by the Board.

7.4.	Acceleration of Equity: Notwithstanding anything to the contrary in the Plans, in the event of a Change of Control followed by (i) the termination of this Agreement by the Company without cause pursuant to Section 8.1, or (ii) the resignation of the Consultant for Good Reason pursuant to Section 8.5, any unvested equity awards granted to the Consultant under the Plans shall immediately vest in full upon the occurrence of such termination or resignation.

7.5.	Expenses. The Company will reimburse the Consultant for any reasonable expenses and disbursements actually and properly incurred by the Consultant in the course of providing the Services, subject to compliance with Company policies. The Consultant will attach to the Consultant’s invoice for any month in which such expenses are incurred, an itemized report together with receipts for such expenses or disbursements.

7.6.	Invoices. The Consultant will invoice the Company monthly, with such details as to Services rendered and Fees and any expenses payable under this Agreement for Services rendered during that monthly period. The Company will pay such invoice upon receipt, and no more than 15 days after receipt.

7.7.	Compensation Review: The Company and the Consultant agree that the Fee and other compensation payable under this Agreement shall be reviewed by the Board no later than the second anniversary of the commencement of the Term, and periodically thereafter, to assess whether adjustments are appropriate having regard to the Consultant's performance, the Company's financial position and prevailing market conditions. For the avoidance of doubt, any adjustment to the Consultant's compensation shall be at the sole discretion of the Board and shall be documented by written amendment to this Agreement.

7.8.	Taxes and Deductions. The Company and the Consultant acknowledge and agree that all payments by the Company under this Agreement (including the Fee) will not include or be subject to any deductions. The Consultant will be responsible for paying all taxes and making any and all payments and remittances that may be required by any governmental agency on account of payments made under this Agreement, including any payments: for GST and/or PST, under the Income Tax Act (Canada), under the Employment Insurance Act (Canada), under the Canada Pension Plan Act (Canada), under the Income Tax Act (BC), under the Employment Standards Act (BC) or any other similar statute of Canada or a province or territory thereof, in connection with the provision of the Services. The Consultant agrees that such remittances will be made in strict accordance with the Consultant’s statutory obligations.

7.9.	Indemnification. The Consultant agrees to indemnify and save harmless the Company from:

a.	any and all liability for tax, assessment, penalty, interest, wages or any other amount of any kind whatsoever, arising under any statute or law and arising in connection with the provision of the Services including under the Income Tax Act (Canada), the Employment Insurance Act (Canada), the Canada Pension Plan Act (Canada), the Income Tax Act (BC), the Employment Standards Act (BC) or any other similar statute of Canada or a province or territory thereof or of the United States or any other applicable jurisdiction which may apply to the Consultant that may arise in connection with the provision of the Services;

b.	any and all costs, charges, legal fees and expenses reasonably incurred by such persons as aforesaid in connection with defending any civil, criminal, statutory or administrative action, proceeding or other remedy with respect to any such alleged liability; and

c.	the Company agrees to indemnify and save harmless the Consultant from and against any and all liability for tax, assessment, penalty, interest or any other amount of any kind whatsoever imposed by any non-Canadian governmental authority in any jurisdiction in connection with the provision of the Services, to the extent that such liability arises from taxes that are properly the obligation of the Company, including any non-Canadian withholding taxes imposed on payments made to the Consultant under this Agreement that are required by law to be borne by the payor; provided, however, that this indemnity shall not extend to any taxes, assessments, penalties, interest or other amounts that are the Consultant's own obligation pursuant to Section 7.8 or in respect of which the Consultant is required to indemnify the Company pursuant to this Section 7.9.

8.	Termination

8.1.	Termination by Company without Cause. The Company may terminate the Agreement at any time without cause upon providing the Consultant with 30 days’ prior written notice. In the event of such termination, the Company shall pay to the Consultant, in addition to any Fees and expenses actually and properly incurred up to and including the date of termination, a payment equal to 24 months of the Fee (including the additional Fee set out in Section 7.2) (the “Break-up Payment”), payable in a lump sum within 30 days of the effective date of termination. Upon payment of the Break-up Payment, the Company shall have no further or other obligations to the Consultant whatsoever arising out of the termination of the Agreement.

8.2.	Immediate Termination. In the event of any material breach of this Agreement by the Consultant, or any conduct that would constitute Cause, the Company may immediately terminate this Agreement without notice and without any payment to the Consultant. In the event that the Company terminates on this basis, the Company will have no further obligation to the Consultant whatsoever arising out of the termination of the Agreement, save and except any Fees and any expenses actually and properly incurred by the Consultant for the period up to, and including, the date of termination of the Agreement. Notwithstanding the foregoing, in the event of a material breach of this Agreement that is capable of being cured, the Company shall provide the Consultant notice of such breach and Consultant shall have 30 days to cure the breach, and if so cured, termination may not be made for cause.

8.3.	Termination by the Consultant. The Consultant may terminate the Agreement at any time upon providing 30 days’ written notice to the Company. Where the Consultant provides the Company with written notice under this provision, the Company may waive such notice, in whole or in part, in which case this Agreement shall terminate on the date specified by the Company.

8.4.	Change of Control: In the event of a Change of Control, if (i) the Company (or its successor) terminates this Agreement without cause within 12 months following such Change of Control, or (ii) the Consultant resigns for Good Reason within 12 months following such Change of Control, the Company (or its successor) shall pay to the Consultant, in addition to any Fees and expenses actually and properly incurred up to and including the date of termination, the Break-up Payment, payable in a lump sum within 30 days of the effective date of termination. Upon payment of the Break-up Payment, the Company shall have no further or other obligations to the Consultant whatsoever arising out of the termination of the Agreement.

8.5.	Resignation for Good Reason. The Consultant may terminate this Agreement at any time for Good Reason upon providing 30 days’ prior written notice to the Company specifying the grounds for such resignation. In the event of such termination, the Company shall pay to the Consultant, in addition to any Fees and expenses actually and properly incurred up to and including the date of termination, the Break-up Payment, payable in a lump sum within 30 days of the effective date of termination. Upon payment of the Break-up Payment, the Company shall have no further or other obligations to the Consultant whatsoever arising out of the termination of the Agreement.

8.6.	Definitions. As used in this Agreement, the following terms shall have the following meanings:

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly controls, is controlled by, or is under direct or indirect common control with, such Person, and includes any Person in like relation to an Affiliate. A Person shall be deemed to control a Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the term “controlled” shall have a similar meaning.

“Person” includes an individual, firm, corporation, company, partnership, trust, joint venture, association or other entity.

"Cause'' shall be limited to the Consultant’s: (i) embezzlement or willful misappropriation of funds of the Company, (ii) willful misconduct by the Consultant; (iii) conviction or commission of, by Consultant, of any felony, misdemeanor or other illegal conduct relating to the business of the Company.

“Change of Control” means the occurrence of any of the following events: (a) any Person or group of Persons acting jointly or in concert (other than an Affiliate of the Company) acquires, directly or indirectly, beneficial ownership of more than fifty percent (50%) of the outstanding voting securities of the Company; (b) the consummation of a merger, amalgamation, arrangement or consolidation of the Company with or into another Person, unless the holders of the Company's voting securities immediately prior to such transaction hold at least fifty percent (50%) of the voting securities of the surviving or resulting entity immediately following such transaction; (c) the sale, lease or other disposition of all or substantially all of the assets of the Company to any Person (other than an Affiliate of the Company); or (d) a change in the composition of the Board such that the individuals who constituted the Board as of the commencement of the Term (together with any subsequent directors whose election or nomination was approved by a majority of the then-incumbent directors) cease to constitute a majority of the Board.

“Good Reason” means the occurrence of any of the following events without the Consultant's prior written consent: (a) any reduction in the Fee (including the additional Fee set out in Section 7.2) or any material reduction in other compensation payable to the Consultant under this Agreement; (b) a material diminution in the Consultant's duties, responsibilities or authority as contemplated by this Agreement; (c) any other material breach of this Agreement by the Company; (d) the Company requires the Consultant to relocate the Consultant 's principal place of employment to a location that is more than 80 kilometres from the Consultant’s principal place of employment immediately prior to such relocation, excluding ordinary business travel consistent with the Consultant’s duties; or (e) the Company requires the Consultant report to any Person other than the Board; provided that the Consultant must provide written notice to the Company of the existence of the condition giving rise to Good Reason within 90 days of the initial occurrence thereof, and the Company shall have 30 days following receipt of such notice to cure the condition. If the Company fails to cure the condition within such period, the Consultant may resign for Good Reason within 30 days following the expiry of the cure period.

8.7.	Outstanding Payments. Upon termination of the Agreement for any reason, the Company will pay to the Consultant any and all money owing to the Consultant up to and including the date of termination.

9.	Return of Materials

9.1.	All documents and materials in any form or medium including, but not limited to, files, forms, brochures, books, correspondence, memoranda, manuals and lists (including lists of customers, suppliers, products and prices), all equipment and accessories including, but not limited to, computers, computer disks, software products, cellular phones and personal digital assistants, all keys, building access cards, parking passes, credit cards, and other similar items pertaining to the business of the Company that may come into the possession or control of the Consultant will at all times remain the property of the Company. On termination of this Agreement for any reason, the Consultant agrees to deliver promptly to the Company all property of the Company in the possession of the Consultant or directly or indirectly under the control of the Consultant. The Consultant agrees not to make for the Consultant’s personal or business use or that of any other party, reproductions or copies of any such property or other property of the Company.

10.	Confidentiality

10.1.	In this Agreement “Confidential Information” means information disclosed or accessible to the Consultant or the Principal or acquired by the Consultant or the Principal as a result of this Agreement with the Company and which is not in the public domain or otherwise required to be publicly disclosed by applicable law and includes, but is not limited to, information relating to the Company’s or any of its affiliates’ current, future or proposed products/services, exploration sites, or development of new or improved products/services, marketing strategies, sales or business plans, the names and information about the Company’s past, present and prospective customers and clients, the Company’s employees (including, without limitation, compensation information and performance reviews), employee handbooks and documents related to the Company’s internal processes and procedures, source code, inventions, discoveries, business methods, trade secrets, compositions, technical data, records, reports, presentation materials, interpretations, forecasts, test results, formulae, projects, research data, personnel data, compensation arrangements, budgets, financial statements, office plans, contracts and commercial documents, suppliers, manufacturers and any information received by the Company from third parties pursuant to an obligation of confidentiality.

10.2.	While engaged by the Company and following the termination of the Agreement (whether such termination is voluntary or involuntary, lawful or unlawful), the Consultant and the Principal shall not directly or indirectly, in any way use or disclose to any person any Confidential Information except as provided for herein and shall only use or disclose any Confidential Information in the proper performance of the Services. The Consultant and the Principal agree and acknowledge that the Confidential Information of the Company is the exclusive property of the Company to be used exclusively by the Consultant and the Principal to perform the Services and to fulfill the obligations to the Company and not for any other reason or purpose. Therefore, the Consultant and the Principal agree to hold all such Confidential Information in trust for the Company, and the Consultant and the Principal further confirm and acknowledge their duty to use their best efforts to protect the Confidential Information, not to misuse such information, and to protect such Confidential Information from any misuse, misappropriation, harm or interference by others in any manner whatsoever. The Consultant and the Principal agree to protect the Confidential Information regardless of whether the information was disclosed in verbal, written, electronic, digital, visual or other form, and the Consultant and the Principal hereby agree to give notice immediately to the Company of any unauthorized use or disclosure of Confidential Information of which the Consultant and the Principal become aware. The Consultant and the Principal further agree to assist the Company in remedying any such unauthorized use or disclosure of Confidential Information. In the event that the Consultant and the Principal are required to disclose to third parties any Confidential Information or any memoranda, opinions, judgments or recommendations developed from the Confidential Information, by law, valid court order or subpoena, the Consultant and the Principal will, prior to disclosing such Confidential Information, provide the Company with prompt written notice of such request(s) or requirement(s) so that the Company may seek appropriate legal protection or waive compliance with the provisions of this Agreement. The Consultant and the Principal will not oppose action by, and will cooperate with, the Company to obtain legal protection or other reliable assurance that confidential treatment will be accorded the Confidential Information.

11.	Non-Disparagement

11.1.	The Consultant and the Principal agree that neither the Consultant nor the Principal will at any time during the term of this Agreement and at any time after the termination of the Agreement (regardless of whether such termination is voluntary or involuntary, lawful or unlawful), disparage or denigrate the Company or its affiliates or their respective businesses, officers or employees; provided, however, that nothing shall prohibit the Consultant or the Principal from providing truthful testimony as compelled by law.

12.	Indemnification and Insurance

12.1.	The Consultant will indemnify the Company, its officers, directors, employees and assigns from and against all actions, costs, damages, expenses, fees (including reasonable legal fees and disbursements), liabilities and losses arising out of the Consultant’s conduct in the performance of the Services under this Agreement where such conduct is deemed as gross negligence and/or willful malfeasance.

12.2.	The Company will indemnify the Principal in accordance with the terms of the indemnity agreement dated November 11, 2021 (as same may amended or restated from time to time), the Articles of the Company, and applicable laws.

12.3.	The Company shall pay for and maintain for the benefit of the Consultant and the Company, with insurers and in an amount and in a form acceptable to the Consultant, appropriate insurance concerning the operations and liabilities of the Company, and of the Consultant relevant to this Agreement.

13.	Intellectual Property

13.1.	The Company shall own all right, title and interest (including patent rights, copyrights, trade secret rights, trademark rights, and all other intellectual property rights of any sort throughout the world, including applications or registrations therefor and divisional applications from such rights) in and to any and all inventions, discoveries, works of authorship, designs, know-how, trade secrets, ideas, software, source code, developments, methods, formulations, processes, concepts, technologies, data, compositions of matter, and improvements and information, whether or not patentable or otherwise protectable under intellectual property laws, made or conceived or reduced to practice, in whole or in part, by or for or on behalf of the Consultant, solely or jointly with others, that (i) arise out of or in connection with the Services, or (ii) result from the use of any Confidential Information or intellectual property of the Company (collectively, “Inventions”). The Consultant hereby assigns to the Company all of the Consultant’s worldwide right, title and interest in and to the Inventions. The Consultant hereby irrevocably waives in favour of the Company, and shall ensure any of its employees, contractors and agents waive in favour of the Company, any and all moral rights that may subsist in the Inventions. The Consultant shall assist the Company, at the Company’s sole expense, to further evidence, record and perfect such assignments, and to perfect, obtain, maintain, enforce and defend any rights so assigned. The Consultant hereby irrevocably designates and appoints the Company as its agent and attorney-in-fact, coupled with an interest, to act for and on the Consultant’s behalf to execute and file any document and to do all other lawfully permitted acts to further the foregoing with the same legal force and effect as if executed by the Consultant and all other inventors, creators or owners of the applicable Invention.

14.	General

14.1.	Entire Agreement. This Agreement and any documents referenced herein contains the entire agreement between the Parties hereto with respect to the subject matter hereof and supersedes all prior agreements or understandings, whether oral or written and whether express or implied, between the Parties hereto.

14.2.	Modification. Any modification or amendment to this Agreement must be in writing and signed by the Parties or it shall have no effect and shall be void.

14.3.	Personal Information. The Consultant acknowledges that the Company will collect, use and disclose personal information of the Consultant for business related purposes and/or in compliance with applicable laws. The Consultant consents to the Company collecting, using and disclosing personal information of the Consultant for business related purposes and/or in compliance with applicable laws.

14.4.	Notices. Any notice to be given under this Agreement will be in writing and will be duly and properly given if delivered by hand or by registered or certified mail, at the address for the intended recipient as provided by a party, or by email at the address provided by the applicable party from time to time. Any notice will be deemed to be received when delivered at the address specified in this section or on the fifth (5th) business day following the date on which such communication is posted, whichever occurs first; provided that notices given by email shall be deemed to be received on the day that it is sent, except if sent after business hours, in which case, it shall be deemed to be received on the following business day.

14.5.	Governing Law. This Agreement shall be governed by and interpreted exclusively in accordance with the laws of British Columbia, and the courts of British Columbia shall have the exclusive jurisdiction over this Agreement and any claim or dispute arising under it.

14.6.	Severability. All paragraphs and covenants contained in this Agreement are severable, and in the event that any of them shall be held to be invalid, unenforceable, or void by a court of competent jurisdiction, such paragraphs or covenants shall be severed and the remainder of the Agreement shall remain in full force and effect.

14.7.	Assignment. This Agreement will not be assigned by any Party hereto; provided however, that any change or changes in the name, authorized share structure or any amalgamation of the Company with any other company will not be or be deemed to be an assignment by the Company hereunder.

14.8.	Survival. The provisions of Sections 7.9, 9, 10, 11, 12 and 13 will indefinitely survive any termination of this Agreement.

14.9.	Legal Advice. The Consultant acknowledges that the Consultant has been given an opportunity to seek independent legal advice with respect to the terms of this Agreement prior to its execution and the Consultant affirms that the Consultant understands the terms, rights and obligations under this Agreement.

14.10.	Counterparts. This Agreement may be executed in as many counterparts as may be necessary or by facsimile and each such counterpart or facsimile so executed are deemed to be an original and such counterparts and facsimile copies together will constitute one and the same instrument.

IN WITNESS WHEREOF, the Parties hereto have duly executed this Agreement as of the day set out below.

MODERN MINING TECHNOLOGY CORP.

/s/ Matthew Chatterton
Name:	Matthew Chatterton
Title:	Director

DATE: July 9, 2026

SVK METRIX INC.

/s/ Kuljit Basi
Name:	Kuljit Basi
Title:	President

DATE: July 9, 2026

KULJIT BASI

/s/ Kuljit Basi

DATE: July 9, 2026

SCHEDULE A

SERVICES

Consultant will carry out the duties and responsibilities of the position of Chief Executive Officer for the Company. Such duties may include but are not necessarily restricted to:

1.	Working with the senior management team in the development and execution of annual business plans to fulfill the corporate goals and strategies;

2.	Assisting in the formulation of the overall goals and strategies of the Company to facilitate growth and create shareholder value, both short-term and long-term;

3.	Preparing data and promotional materials for investors and financial institutions;

4.	Liaising with regulatory authorities as necessary to ensure all work, filings, investor relations programs, corporate matters and compliance are carried out in accordance with applicable laws; and

5.	Such other duties as may be reasonably established by the Company’s Board of Directors from time to time.